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                                                                       EXHIBIT 8

April ___, 2000


Westamerica Bancorporation
4550 Mangels Boulevard
Fairfield, CA  94585-1200

First Counties Bank
15145 Lakeshore Drive
Clearlake, CA  95422

                   MERGER OF FIRST COUNTIES BANK WITH [NEWCO]

Ladies and Gentlemen:

               We have acted as counsel for Westamerica Bancorporation, a California corporation ("Westamerica"), in connection with the merger of [NEWCO], a California banking corporation and wholly owned subsidiary of Westamerica ("Merger Sub") with and into First Counties Bank, a California banking corporation ("FCOB"), pursuant to the Agreement and Plan of Reorganization and Merger dated as of March 14, 2000 (the "Agreement"). This opinion is delivered to you pursuant to Section 7.1.5 of the Agreement. Capitalized terms used in this letter without definition have the respective meanings given them in the Agreement.

               The Agreement provides that at the Effective Time, Merger Sub will be merged with and into FCOB, pursuant to the applicable provisions of the California Financial Code and the California Corporations Code, with FCOB as the surviving corporation (the "Merger"). In the Merger, each share of FCOB stock will be exchanged for the right to receive 0.888 shares (as adjusted pursuant to Section 2.6 or Section 8.1.13 of the Agreement) of Westamerica common stock. No fractional shares of Westamerica common stock will be issued in the Merger, but FCOB shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof. We understand that Westamerica plans to cause FCOB to be merged with and into Westamerica Bank, a California banking corporation and wholly owned subsidiary of Westamerica ("WAB"), several months following the Merger (the planned merger of FCOB with and into WAB being the "Subsequent Merger").



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April ___, 2000
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               In rendering the opinions expressed in this letter, we have assumed that (i) the transactions described in the Agreement will be carried out in all respects as provided therein; (ii) each of Merger Sub and WAB is a wholly-owned first tier subsidiary of Westamerica; (iii) the total fair market value of all consideration other than Westamerica common stock to be received by shareholders of FCOB (including, without limitation, cash paid to shareholders of FCOB in connection with the exercise of dissenters' rights or cash paid in lieu of fractional shares of FCOB stock) will be less than twenty percent (20%) of the aggregate fair market value of all FCOB stock outstanding immediately prior to the Merger; (iv) FCOB will acquire substantially all of the properties of Merger Sub in the Merger (other than stock of Westamerica distributed in the Merger) and except for the Subsequent Merger, Westamerica has no plan or intention to sell or otherwise dispose of any of the assets of FCOB or any of the assets of Merger Sub to be acquired by FCOB in the Merger, except for dispositions made in the ordinary course of business; (v) FCOB has not redeemed any of its shares or otherwise disposed of any of its assets in contemplation of the Merger, except for dispositions in the ordinary course of its business; (vi) WAB has no plan or intention to issue additional shares of its stock and except for the Subsequent Merger, Westamerica has no plan or intention to dispose of stock of FCOB OR WAB in a transaction or series of transactions that would result in Westamerica losing control of FCOB OR WAB, within the meaning of
Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code");
(vii) neither Westamerica nor any corporation related (within the meaning of Treasury Regulation section 1.368-1(e)(3)) to Westamerica will acquire any of the FCOB stock to be received in the Merger; and (viii) the Subsequent Merger, if consummated, will constitute a statutory merger under applicable law and will qualify as a reorganization under Section 368(a)(1)(A) of the Code provided it is viewed independently of the Merger.

               Based upon our understanding of the transaction as described above and the above assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that, for Federal income tax purposes:

               1. The merger of Merger Sub into FCOB and the issuance of Westamerica common stock in the transaction as described in the Agreement will qualify as a reorganization under Sections 368(a) of the Code.

               2. Westamerica and FCOB will each be a party to that reorganization within the meaning of Section 368(b) of the Code.



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April ___, 2000
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               We hereby consent to the filing of this opinion as an exhibit to the Westamerica Registration Statement on Form S-4 and the reference to the name of our firm therein and under the captions "Certain Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus furnished in connection with the solicitation of proxies by the Board of Directors of Westamerica.

                                                   Very truly yours,

                                         McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP



                                             By
                                                  A Member of the Firm